Exhibit 99.4
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources”)
DIRECTOR’S RANDGOLD RESOURCES SHAREHOLDING
London, United Kingdom, 3 December 2008 — Randgold Resources Limited announces that Mr Christopher Coleman, a non executive director of Randgold Resources, purchased 1,400 shares in Randgold Resources on Wednesday 26 November 2008, at a price of £23.91.
Mr Coleman’s holding in the company is now 1,400 ordinary shares or 0.00% of the current issued share capital.

Randgold Resources Enquiries:
Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 614 4438	+44 20 7557 7738
+44 779 775 2288	+44 20 7557 7730	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com